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SEC FILE NUMBER
a-48416

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lombard International Distribution Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1650 Market Street, 8th Floor
(No. and Street)

Philadelphia	Pennsylvania	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd R. Miller	484-530-4837	tmiller@lombardinternational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lombard International Distribution Company, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notarial act performed by audio-visual communication

Todd R. Miller
Signed on 2023/02/24 11:04:34 -8:00

Signature

Title:
Vice President, Controller, Chief Financial Officer and Treasurer

Donna M Brown
Signed on 2023/02/24 11:04:34 -8:00

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Donna M. Brown, Notary Public
Philadelphia County
My Commission Expires Oct 24, 2025
Commission Number 1018165

Notary Stamp 2023/02/24 12:04:34 PST 775E26890A59

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2022

(With Independent Registered Public Accounting Firm Report Thereon)

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Table of Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Lombard International Distribution Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lombard International Distribution Company (the Company) as of December 31, 2022, the related statements of operations, shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2016.

February 24, 2023

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	602,743
Prepaid expenses		32,562
Total assets	$	635,305

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	68,500
Current income taxes payable		3,045
Total liabilities		71,545
Shareholder's equity:		
Common stock, $25 par value; 1,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		239,375
Retained earnings		299,385
Total shareholder's equity		563,760
Total liabilities and shareholder's equity	$	635,305

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2022

Revenues:	
Concessions on variable insurance products	$ 10,745,367
Administrative fee income (note 2)	936,838
Total revenues	11,682,205
Expenses:	
Commissions on variable insurance products	10,730,059
General operating expenses (note 2)	928,939
Total expenses	11,658,998
Income from operations before income taxes	23,207
Income tax expense	3,328
Net income	$ 19,879

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Shareholder's Equity

Year ended December 31, 2022

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total shareholder's equity
Balance at January 1, 2022	$ 25,000	$ 239,375	$ 279,506	$ 543,881
Net income	-	-	19,879	19,879
Balance at December 31, 2022	$ 25,000	$ 239,375	$ 299,385	$ 563,760

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2022

Cash flows from operating activities:		
Net income	$	19,879
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in income taxes receivable		516
Decrease in deferred income tax assets		728
Decrease in prepaid expenses		3,803
Increase in accounts payable and accrued expenses		13,500
Increase in current income taxes payable		3,045
Net cash provided by operating activities		41,471
Increase in cash		41,471
Cash:		
Beginning of year		561,272
End of year	$	602,743
Supplemental disclosures of cash flow information:		
Income taxes received	$	960

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Lombard International Distribution Company (LIDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC). On June 30, 2015, the Company's former ultimate parent, Tiptree Financial Inc., sold Philadelphia Financial Group, Inc. (PFG) and subsidiaries, including Lombard International Distribution Company, to PFG Acquisition Corp., an affiliate of The Blackstone Group L.P. Subsequently, the Company and certain affiliates were transferred to Lombard International US Holdings, Inc. (LIUSH), also an affiliate of The Blackstone Group L.P. On September 28, 2015, the Company's name was changed from Philadelphia Financial Distribution Company to Lombard International Distribution Company. On August 19, 2022, the Company's ultimate parent, LIA Holdings Ltd, entered into a sale agreement to sell Lombard International US Holdings, Inc., and subsidiaries, including Lombard International Distribution Company, to an affiliate of BroadRiver LLP. The transaction is expected to close by mid-2023 and is subject to customary closing conditions including regulatory approvals.

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Lombard International Life Assurance Company (LILAC), an affiliate. Between July 13, 2012 and September 30, 2021, the Company served in the same capacity for certain variable life insurance policies and variable annuity contracts for a third party. These particular policies and contracts issued by the third party are administered by Talcott Administration Services Company, LLC (TASC), formerly Lombard International Administration Services Company, LLC (LIAS), a former affiliate.

In conjunction with the sale of LIAS by affiliates of the Company effective October 1, 2021, the Company entered into a transition services agreement with LILAC and the purchaser of LIAS. Under the terms of the transition services agreement, the Company will maintain broker/dealer license registration for licensed employees of TASC for a period not to exceed nine months from the sale date.

The revenues of the Company earned from LILAC are concession income and administrative fees. For operational purposes, LILAC pays the commissions on behalf of the Company. The concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The commission expenses represent compensation paid to registered representatives of affiliated life insurance carriers and consist of sales-based and asset-based compensation.

The Company provides certain administrative services to LILAC, for which it receives an administrative fee. The Company reimburses LILAC at cost for services and facilities provided to the Company for conduct of its operations.

Effective July 1, 2017, the Company entered into an insurance intermediary agreement with Lombard International Assurance S.A. (LIA), a Luxembourg-based insurance carrier affiliate, and Lombard International Brokers, Inc. (LIB), an affiliated Florida registered insurance agency. Under the terms of

the insurance intermediary agreement, the Company is eligible to receive a per contract fee for policies sold under the terms of the agreement as compensation for compliance responsibilities.

Effective November 21, 2018, the Company entered into a selling agreement with a third party. Under the selling agreement, the Company will solicit applications for specified variable life insurance contracts issued by the third party. The Company has supervisory and compliance responsibilities over its registered representatives engaged in the sale and distribution of the contracts issued under this selling agreement. The Company is eligible to receive compensation for the sale and retention of contracts issued under this selling agreement.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of demand deposits placed with a financial institution.

(d) Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, *Income Taxes*. ASC 740 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. ASC 740 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

Effective June 30, 2015 and through 2020, the Company filed a consolidated federal tax return with LIUSH and certain other affiliates. Effective 2021, the Company is included in a life/non-life consolidated federal income tax return with LIUSH and all of LIUSH's subsidiaries. The Company files state income tax returns on a standalone basis.

The Company and LIUSH are parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2022, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* (Topic 606). Revenue from contracts with customers consists of variable product concession income, distribution expenses, administrative fees and origination fees.

(f) New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326). The ASU significantly changes the impairment model for most financial assets that are measured at amortized cost (and certain other instruments) from an incurred loss model to an expected loss model that will be based on an estimate of current expected credit loss ("CECL"). The ASU also provides targeted improvements on evaluating impairment and recording credit losses on available-for-sale (AFS) debt securities through an allowance account. ASU 2016-13 is effective for public business entities for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company has evaluated the effects of the standard on its financial statements and related disclosures and has determined that adoption of the standard will not have a material effect on the Company's financial statements. The Company will adopt the standard effective January 1, 2023.

On December 18, 2019, the FASB issued ASU 2019-12, *Income Taxes* (Topic 740): *Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company's adoption of the standard effective January 1, 2022 had no material effect on its financial statements and related disclosures.

(g) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions With Affiliates

Effective July 1, 2012, the Company entered into an operational agreement with LILAC. Under the terms of the agreement, the Company agreed to reimburse LILAC at cost for services and facilities provided by LILAC to the Company. Additionally, the Company will reimburse LILAC for any direct expenses incurred by the Company but paid by LILAC. Under the terms of the agreement, LILAC will pay an administrative fee to the Company as compensation for services provided by the Company to LILAC. The agreement was amended on February 25, 2020, effective January 1, 2020, for changes in costs of services and facilities provided as well as administrative fees charged. During 2022, the Company reimbursed LILAC for services and facilities costs of $738,510. During 2022, the Company received administrative fees from LILAC of $936,838.

There were no fees received from LIA during 2022 under the insurance intermediary agreement.

The Company reported no receivables or payables to affiliates at December 31, 2022.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its parent. Receivables and payables with affiliates are settled in cash on a regular basis.

(3) Revenue From Contracts With Customers

The variable product concession income is variable in nature in that the amount earned is contingent upon net asset value of the underlying investment funds. For variable amounts, as the uncertainty is dependent on the value of the underlying investment funds at future points in time as well as customer behavior, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known. As a consequence, the Company recognizes variable product concession income on the trade date as the performance obligation is satisfied.

The distribution fee is an up-front fee that is recognized upon completion of the performance obligation, which is the collection of premium from the policyowner. The revenue is fully constrained based on customer behavior in terms of the timing and amounts of premiums paid. As a consequence, the Company concluded that the revenue is fully constrained pursuant to Topic 606 and is recognized on the trade date as the performance obligation is satisfied. The distribution fee is presented in concession income in the statement of operations.

Administrative fees are earned and recorded as administrative services are provided to the affiliated entities. The services are those that a broker/dealer would ordinarily provide to its clients in the course of its role as a broker/dealer, which would include acting as principal underwriter for variable insurance contracts and supervision and licensing of registered representatives. The transaction price, in the form of a monthly fee, is negotiated annually to ensure that the costs of operating the Company are covered such that there is no intentional profit earned by any of the parties to the contract. The performance obligations are not separately defined in the contract to enable an allocation of revenue. The specific duties performed by the Company are bundled services that are not distinct in a way that would enable separate pricing. The services are provided over time, often on an as needed basis and can't readily be measured in terms of progress. The monthly administration fee is fixed and paid regardless of the level of services performed by the Company in any

given month. Consequently, the Company accounts for the services as a single performance obligation and recognizes administrative fee income monthly as the performance obligation is satisfied.

Origination fees are earned and recorded when policies are sold by registered representatives of the Company in accordance with an insurance intermediary agreement with a European-based affiliated life insurer. The origination fee is an up-front fee that is recognized upon completion of the performance obligation, which is the issuance of a covered policy by the affiliated life insurer. The revenue is fully constrained based on customer behavior in terms of when a policy is purchased and revenue is recognized on the trade date as the performance obligation is satisfied. Origination fees are presented in concession income in the statement of operations.

Revenues earned from contracts with customers during 2022 were as follows:

Concessions on variable insurance products issued by affiliate	$10,730,059
Administrative fee income earned from affiliate	936,838
Compensation received from sale of third party contracts	15,308
Total	$11,682,205

The Company did not incur costs to secure the contracts. The revenues were earned on transactions with an affiliate occurring exclusively in the United States of America, with no foreign revenues reported during 2022. There were no impairment losses or credit losses recorded during 2022.

(4) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2022, the Company had net capital, as defined, of $531,198.

(5) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2022, the Company was in compliance with the conditions of this exemption.

(6) Income Taxes

The income tax expense (benefit) for 2022 was as follows:

Federal income tax expense (benefit):		
Current	$	4,556
Deferred		728
Federal income tax expense		5,284
State income tax expense (benefit):		
Current		(1,956)
Deferred		-
State income tax benefit		(1,956)
Total income tax expense	$	3,328

A reconciliation of the effective tax rate differences was as follows:

Federal tax rate times pretax income	$	4,873
Effect of:		
State income tax		(1,545)
Other items		-
Income tax expense	$	3,328
Effective tax rate		14.34%

The effective tax rate is the ratio of tax expense over pretax income. Other items include permanent adjustments.

The income tax asset (liability) was as follows at December 31, 2022:

Federal income tax asset (liability):		
Current	$	(5,951)
Deferred		-
Federal income tax asset (liability)		(5,951)
State income tax asset (liability):		
Current		2,906
Deferred		-
State income tax asset (liability)		2,906
Total current income tax asset (liability)		(3,045)
Total deferred income tax asset (liability)		-

Current federal and current state income taxes payable are included in Current Income Taxes Payable on the Statement of Financial Condition.

At December 31, 2022, the Company does not have a valuation allowance.

LIDC is subject to examination by U.S. federal, state, local and non-U.S. income authorities. The Company is currently not under examination by the Internal Revenue Service, however tax years 2019 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

(7) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(8) Subsequent Events

The Company has evaluated subsequent events through February 24, 2023, the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 1

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2022

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	563,760
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		563,760
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		563,760
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		32,562
Current income tax receivable		-
Deferred income tax assets		-
Total deductions and/or charges		32,562
Net capital before haircuts on securities		531,198
Haircuts on securities (pursuant to Rule 15c3-1(f))		-
Net capital	$	531,198
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	68,500
Income taxes payable		3,045
Payable to affiliates		-
Items not included in statement of financial condition		-
Total aggregate indebtedness	$	71,545
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	4,770
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		526,198
Ratio aggregate indebtedness to net capital		13.47%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2022

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 2

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2022

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 3

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2022

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lombard International Distribution Company

We have reviewed management's statements, included in the accompanying Lombard International Distribution Company's Exemption Report, in which (1) Lombard International Distribution Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2023

Lombard International Distribution Company's Exemption Report

Lombard International Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2022 to December 31, 2022 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lombard International Distribution Company

Todd R. Miller

Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 24, 2023

Ernst & Young LLP
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Boston, MA 02116

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lombard International Distribution Company

We have reviewed management's statements, included in the accompanying Lombard International Distribution Company's Exemption Report, in which (1) Lombard International Distribution Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2023

Lombard International Distribution Company's Exemption Report

Lombard International Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2022 to December 31, 2022 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lombard International Distribution Company

Todd R. Miller

Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 24, 2023